Exhibit 99.1

Neptune Wellness Solutions Inc. President Michael Cammarata Named Top 25 Biotech CEO

—CAMMARATA HONORED BY HEALTHCARE TECHNOLOGY REPORT—

LAVAL, QC, March 2, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) President and CEO Michael Cammarata has been named one of the Top 25 Biotech CEOs of 2021 by The Healthcare Technology Report.

Mr. Cammarata has led Neptune Wellness Solutions Inc., a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, since 2019.

"I'm honored to be acknowledged alongside some of the most revolutionary thought leaders in the biotech industry today," said Michael Cammarata, President and Chief Executive Officer of Neptune Wellness Solutions Inc. "This honor would not be possible without the brilliant and resilient Neptune team, whose passion for health and wellness drives us forward and makes life-changing breakthroughs possible--even, and especially, when faced with the unprecedented challenges of the past year."

The Top 25 Biotech CEOs of 2021 are recognized for the "remarkable strides" they have made in areas including vaccine development, oncology, regenerative medicine, vascular disease, autoimmune disease, pain management, and neurodegenerative disease, according to The Healthcare Technology Report. They were selected from hundreds of nominees.

"The past twelve months, more than any other period in recent history, have showcased the outstanding talent, ingenuity, and determination of the world's leading biotechnology executives and their organizations," The Healthcare Technology Report said in a statement. "Responding proactively to the day's most pressing needs, these CEOs lean in, take on daunting risks head-on, and boldly charge forth for the benefit of healing not only the vulnerable segments of our population but in some cases humanity at large."

The other honorees are Stéphane Bancel of Moderna Therapeutics, Allen Eaves of STEMCELL Technologies, Ugur Sahin of BioNTech, Michael Chambers of Aldevron, Charles Brown of LifeLabs, Amit Munshi of Arena Pharmaceuticals, Ryan Watts of Denali Therapeutics, Adam Grossman of ADMA Biologics, Scott Hutton of Biodesix, John Houston of Arvinas, Jeffrey Bailey of BioDelivery Sciences International, Mike Raab of Ardelyx, Brian McKelligon of Akoya Biosciences, Joseph Payne of Arcturus Therapeutics, Michael Bailey of AVEO Oncology, Adi Hoess of Affimed NV, Al Altomari of Agile Therapeutics, Eliot Forster of F-star Therapeutics, James Dentzer of Curis Inc., Vipin K. Garg of Altimmune, Joseph Hagan of Regulus Therapeutics Inc., Bruce Steel of Equillium, Frederic Guerard of Graybug Vision, and Tillman Gerngross of Adagio Therapeutics.

For more information on Neptune Wellness Solutions Inc, visit www.neptunecorp.com.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: www.neptunecorp.com

Forward Looking Statements:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Jeffrey Haas, nept@finprofiles.com

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 02-MAR-21